EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2014 Second Quarter Results

Growth and Margin Improvement for First Six Months

BARRIE, Ontario, Feb. 12, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the second quarter and first six months of fiscal year 2014, ended December 31, 2013. All financial results are reported in US dollars except as otherwise noted.

"The operating results for the second quarter were partially tempered by the additional start up expenses from the growth we achieved and extremely harsh, icy weather in December," said Denis J. Gallagher, Chairman and CEO. "We are pleased that in the first half of fiscal year 2014, the operating results, including revenues and margin improvements, have improved over the prior year same period. Over the past six months we realized a 15.3% increase in revenues, while Adjusted EBIDTA* increased 18.2% due primarily to the net growth secured in connection with the two tuck-in acquisitions closed in the first quarter and the nine bid wins for the current fiscal year. Those nine bid wins added over 1,000 vehicles to our fleet, and included 600 propane alternative fuel vehicles deployed for our largest contract award to date with the Omaha Public Schools. We also had a large start up in Peel Region in Ontario and two additional contracts to start up in Pennsylvania."

Revenue and Adjusted EBITDA* for the second quarter of fiscal 2014 were $135.5 million and $30.9 million, respectively, compared to $119.4 million and $28.4 million for the second quarter of fiscal 2013. The reported net income for the quarter was similar at $2.9 million, or $0.04 per common share compared to $3.0 million or $0.04 per common share for the second quarter of fiscal 2013.

"We are off to a good start for the first half of the fiscal year despite some challenges, but these challenges we are experienced with and have dealt with in prior years. We had some school closings in December due to severe ice and snow storms in most of our operations," said Denis J. Gallagher, Chairman and CEO. "We have endured some additional weather related closings in January and February again due to severe winter conditions throughout a number of our regions. Similar to prior years, we expect to recoup most of the associated deferred revenues from these closings over the balance of the school year as most of our contracts are for 180 school days. We did an extraordinary job in having our fleet ready and prepared when our school administrators called and asked if we could operate. That takes additional costs in labour, fuel and maintenance that we incurred and won't recoup, but it is an investment in safety we have to make. I am proud to say we didn't have customers cancelling school because we were not prepared to run. I'm sure everyone realizes you don't just start the bus and go in conditions like we were experiencing. There is a great deal of preparation and work that goes into having the buses started, cleaned off, warm, and ready to roll. We were able to see some overall fuel cost reductions in the first half of fiscal 2014, as fuel came in at 8.3% of revenues compared to 9.0% for same period last year. So our program of shifting to more customer paid fuel contracts along with the new propane vehicles deployed contributed to that decline in cost. We were watching the performance of the propane vehicles in sub zero weather very carefully, and as expected, we had no issues with them at all," added Gallagher.

Revenue for the first six months of fiscal 2014 increased to $208.7 million from $180.9 million and Adjusted EBITDA* was $29.5 million compared to $24.9 million for the first six months of fiscal year 2013. STI reported a net loss for the first six months of fiscal 2014 of $5.9 million or a $0.07 loss per common share compared to the prior fiscal year first six month loss of $4.6 million or $0.06 per common share.

In January the company announced that its subsidiary, SchoolWheels Direct, had entered into a Management Services Agreement with Atlantic Express to manage their California operations beginning January 10, 2014, until such time a purchase agreement for the California assets of AE, including 425 vehicles and school district contracts was finalized. "We were able to close the purchase and sale agreement last Friday due to the tremendous effort of our team and the cooperation we received from State and local officials," noted Gallagher. "So we expect a busy second half of the year, as we integrate the AE businesses, continue the initial year operations and recoup a number of the weather days during the fourth quarter as experienced last year. We have an active bid season on going and plan to have some announcements on that front shortly but more importantly, due to our customer support, we have again secured long term agreements on 100% of our contracts up for renewal so far this year."

Reconciliation of Net Income (Loss) and Adjusted EBITDA*

	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Six Months Ended
	12/31/13	12/31/12	12/31/13	12/31/12

Net income (loss)	$ 2,902	$ 2,979	$ (5,890)	$ (4,632)

Add back:
Income tax expense (benefit)	1,633	2,972	(3,276)	(2,288)
Foreign currency (gain) loss	(2)	(69)	263	(5)
Other (income) expense, net	(575)	(873)	155	(894)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	1	(1,129)	(434)	(740)
Unrealized re-measurement loss (gain)	--	714	--	(1,426)
Unrealized loss (gain) on foreign currency exchange contracts	262	236	(169)	(322)
Non-cash stock compensation	2,557	1,958	3,257	2,761
Interest expense	3,850	3,604	7,658	7,418
Amortization expense	942	1,035	1,937	2,172
Depreciation and depletion expense	13,381	12,501	18,006	16,858
Operating lease expense	5,954	4,496	7,948	6,014
Adjusted EBITDA*	$ 30,905	$ 28,424	$ 29,455	$ 24,916

Results of Operations
	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012

Revenues	$ 135,529	$ 119,355	$ 208,669	$ 180,957

Costs and expenses
Cost of operations	98,997	85,087	164,590	141,744
General and administrative	11,574	10,340	22,499	20,311
Non-cash stock compensation	2,557	1,958	3,257	2,761
Acquisition expense	7	--	73	--
Depreciation and depletion expense	13,381	12,501	18,006	16,858
Amortization expense	942	1,035	1,937	2,172
Total operating expenses	127,458	110,921	210,362	183,846

Income (loss) from operations	8,071	8,434	(1,693)	(2,889)

Interest expense	3,850	3,604	7,658	7,418
Foreign currency (gain) loss	(2)	(69)	263	(5)
Unrealized loss (gain) on foreign currency exchange contracts	262	236	(169)	(322)
Unrealized re-measurement loss (gain)	--	714	--	(1,426)
Non-cash loss (gain) loss on US$ 6.25% Convertible Debentures conversion feature	1	(1,129)	(434)	(740)
Other (income) expense, net	(575)	(873)	155	(894)

Income (loss) before income taxes	4,535	5,951	(9,166)	(6,920)

Income tax expense (benefit)	1,633	2,972	(3,276)	(2,288)

Net income (loss)	$ 2,902	$ 2,979	$ (5,890)	$ (4,632)
Basic and diluted net income (loss) per common share	$ 0.04	$ 0.04	$ (0.07)	$ (0.06)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, February 13, 2014 at 11:00 a.m. (ET) to discuss its results for the second quarter of fiscal year 2014 ended December 31, 2013. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. To access the live audio webcast and rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most innovative supplier school bus transportation services and management services. Founded in 1997, STI's family of local companies operating more than 10,800 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective transportation solutions delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTA.com